SECUR 15048759 SSION

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SEC Mail Processing Section

FEB 25 2015

Washington DC 403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heikkinen Energy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 Westheimer RD, STE C 240
(No. and Street)

Houston | TX | 77098
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 | White Plains | NY | 10601
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/12/15

OATH OR AFFIRMATION

I, David Heikkinen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heikkinen Energy Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON THURMOND
Notary Public, State of Texas
My Commission Expires
February 21, 2017

Signature

CEO and Founder
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Heikkinen Energy Securities, LLC

We have audited the accompanying financial statements of Heikkinen Energy Securities, LLC (a Texas corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Heikkinen Energy Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Heikkinen Energy Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 and the Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital have been subjected to audit procedures performed in conjunction with the audit of Heikkinen Energy Securities, LLC's financial statements. The supplemental information is the responsibility of Heikkinen Energy Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants
Weintraub & Associates, LLP

White Plains, New York
February 11, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 2,001,707
Accounts Receivable	134,917
Receivable from clearing broker/dealer	12,490
Clearing deposit	100,000
Prepaid expenses	15,046
TOTAL ASSETS	$ 2,264,160
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable	$ 8,004
Accounts Payable Affiliate	346,530
TOTAL LIABILITIES	354,534
Member's Equity	1,909,626
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,264,160

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2014

Revenue	
Commissons Income	$ 312,066
Consulting / Research Fees	4,489,634
Investment Banking	677,632
Interest Income	12
Total Revenue	5,479,344
Operating Expenses	
Compensation	4,201,224
Fees Paid to Affiliates	324,705
General, Administrative, Regulatory and Miscellaneous Expense	1,167,980
Other expenses	-
Total Operating Expenses	5,693,909
Net Loss	$ (214,565)

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2014

	Total
Balances at December 31, 2013	$ 2,499,770
Distribution to member - cash	(375,509)
Contributions from member - expenses paid by member	-
Net loss	(214,565)
Balances at December 31, 2014	$ 1,909,696

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Loss	$ (214,565)
Adjustments to reconcile Net Loss	
to net cash provided by (used in) operations:	
Accounts Receivable	534,883
Accounts Receivable:A/R Pershing	(12,490)
Clearing Deposit - Pershing	(100,000)
Accounts Payable	(249,850)
Accounts Payable:AP - Affiliate	346,530
CRD Deposit	106
Prepaid Expenses:Prepaid FINRA Registration Fees	(1,927)
Prepaid Expenses:Prepaid Insurance	(1,683)
Net cash provided by (used in) Operating Activities	301,004
FINANCING ACTIVITIES	
Distribution to Member: Parent Equity	(375,509)
Net cash provided by (used in) Financing Activities	(375,509)
Net cash increase (decrease) for period	(74,505)
Cash at beginning of period	2,076,212
Cash at end of period	$ 2,001,707

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization
CDH Securities. LLC changed its name to Heikkinen Energy Securities, LLC (the "Company") on October 14, 2014. The Company, a Texas LLC formed in December 2012, is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Heikkinen Energy Advisors LLC (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to the energy and institutional investment industries. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains a branch office in New Orleans, Louisiana. At December 31, 2014, the Company was registered as a limited broker-dealer in 15 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 11, 2015 which is the date the financial statements were available to be issued.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2014 there were no cash equivalents.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded on offering date.

Research Revenue
The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. Direct payments and commission sharing payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Income Taxes
No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual member reports its share of the company's income or loss on its income tax return.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2013.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2014 the Company had net capital of $1,759,663 which resulted in excess net capital of $1,659,663. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. As of December 31, 2014, no assets or liabilities required fair value measure.

4. Risks and Concentrations

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including, but not limited to employee compensation and benefits, office facilities and services, marketing, office equipment and technology. For the year ended December 31, 2014, the Company reimbursed the Parent $4,201,224 as part of the expense sharing agreement.

The Company received administrative services in accordance with the service agreement between the Company and the Parent. Under the service agreement, the Company pays a fee based upon a fixed percentage of employee related expenses reported by the Company. During the year the Company was charged a fee of $215,117 which is reported in the statement of operations.

The Company uses a variation of the Parent's name and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon a fixed percentage of the Company's revenue. During 2014 the Company was charged franchise fees of $109,587. This expense is reported in the statement of operations.

6. **Pending Litigation:**
The Company was named in arbitration as a co-defendant with its parent company. A former Member asserts that she was improperly disassociated from the Company by the other members in violation of the terms of the Second Amended and Restated Limited Liability Agreement. The Company disagrees and believes that it properly followed the Agreement. The Company has consulted with their legal counsel and indicated that the case was only recently filed, and no discovery has been conducted to date. It is therefore impossible to predict the likely outcome of this case at this time.

HEIKKINEN ENERGY SECURITIES, LLC
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Broker Dealers
Pursuant to Rule 15c3-3
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

HEIKKINEN ENERGY SECURITIES, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 and
Reconciliation of Computation of Net Capital
December 31, 2014

Computation of Net Capital

Total member's equity qualified for net capital	$ 1,909,626
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	134,917
Prepaid expenses	15,046
Net Capital	$ 1,759,663
Aggregate indebtedness	
Accounts Payable	8,004
Accounts Payable Affiliate	346,530
Total aggregate indebtedness	$ 354,534
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 1,659,663
Ratio of aggregate indebtedness to net capital	.20 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

Weintraub & Associates, LLP

Certified Public Accountants 200 Mamaroneck Avenue

Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Member
of Heikkinen Energy Securities, LLC

We have reviewed management's statements, included in the accompanying Heikkinen Energy Securities, LLC's Exemption Report, in which (1) Heikkinen Energy Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Heikkinen Energy Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provisions") and (2) Heikkinen Energy Securities, LLC stated that Heikkinen Energy Securities, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Heikkinen Energy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heikkinen Energy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 11, 2015

heikkinen
energy advisors

Heikkinen Energy Securities, LLC. Exemption Report

Heikkinen Energy Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(ii) throughout the period June 1, 2014 through December 31, 2014 without exception.

Heikkinen Energy Securities, LLC.

I, David Heikkinen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David Heikkinen, CEO and Founder

February 11, 2015

2601 WESTHEIMER ROAD ◦ SUITE C240 ◦ HOUSTON, TX 77098 ◦ 713.955.5330

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of Heikkinen Energy Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Heikkinen Energy Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Heikkinen Energy Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Heikkinen Energy Securities, LLC's management is responsible for Heikkinen Energy Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 11, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HEIKKINEN ENERGY SECURITIES, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 5,479,343
Additions:	-
Deductions:	
Clearance paid to other SIPC members	(44,817)
Total deductions	(44,817)
SIPC Net Operating Revenues	$ 5,434,526
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 5,434,526
General Assessment @ .0025	$ 13,586
Assessment Remittance:	
General Assessment	$ 13,586
Less: Payment Made With SIPC-6	(5,582)
Assessment Balance Due Paid February 2015	$ 8,004

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2014 through December 31, 2014:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 5,434,526
SIPC Net Operating Revenues as computed above	5,434,526
Difference	$ 0

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2996*********************MIXED AADC 220
069224 FINRA DEC
HEIKKINEN ENERGY SECURITIES LLC
2601 WESTHEIMER RD STE C240
HOUSTON TX 77098-1760

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Schaps (281)367-2454

2. A.	General Assessment (item 2e from page 2)	$ 13,586.32
B.	Less payment made with SIPC-6 filed (exclude interest) 07/29/14 Date Paid	(5,581.96)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	8,004.35
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 8,004.35
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 8,004.35	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ____ day of ______________, 20____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,479,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	44,817
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	44,817
2d. SIPC Net Operating Revenues	$ 5,434,526
2e. General Assessment @ .0025	$ 13,586.32 (to page 1, line 2.A.)